05051883

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Nomura Asset Acceptance Corporation
Exact Name of Registrant as Specified in Charter

0000888874
Registrant CIK Number

Form 8-K, April 26, 2005, Series 2005-AR2
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-48481
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April 29, 2005

NOMURA ASSET ACCEPTANCE
CORPORATION

By: ______________________
Name: N. Dante LaRocca
Title: Authorized Agent

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

naa 05-ar2-prosupp-newbal - Price/Yield - I-A

Balance	Contact Desk	Delay	24
Coupon*	5.236	Dated	4/1/2005
Settle	4/29/2005	First Payment	5/25/2005

***Coupon: equals group I net wac**

RUN to earlier of balloon at the weighted average reset (month 34) / 10% call

Price	15 CPR	18 CPR	20 CPR	22 CPR	25 CPR	27 CPR	30 CPR	35 CPR	40 CPR	50 CPR	
	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	
100-31	4.654	4.619	4.595	4.569	4.527	4.498	4.450	4.362	4.258	3.991	
100-31+	4.646	4.611	4.586	4.560	4.518	4.488	4.440	4.351	4.246	3.976	
101-00	4.639	4.603	4.578	4.552	4.509	4.479	4.430	4.340	4.234	3.961	
101-00+	4.631	4.595	4.570	4.543	4.500	4.470	4.420	4.329	4.222	3.945	
101-01	4.624	4.587	4.562	4.534	4.491	4.460	4.411	4.318	4.209	3.930	
101-01+	4.616	4.579	4.553	4.526	4.482	4.451	4.401	4.307	4.197	3.915	
101-02	4.608	4.571	4.545	4.517	4.473	4.441	4.391	4.296	4.185	3.900	
101-02+	4.601	4.563	4.537	4.509	4.464	4.432	4.381	4.285	4.173	3.884	
101.09952	4.590	4.552	4.525	4.497	**4.451**	4.419	4.367	4.270	4.156	3.864	**Yield**
101.09952	37.0	35.7	34.7	34.4	**34.0**	33.4	32.1	28.6	23.2	4.9	**Spread**
101-03+	4.585	4.547	4.520	4.492	4.446	4.413	4.361	4.263	4.149	3.854	
101-04	4.578	4.539	4.512	4.483	4.437	4.404	4.351	4.252	4.136	3.839	
101-04+	4.570	4.531	4.503	4.474	4.428	4.394	4.341	4.241	4.124	3.824	
101-05	4.563	4.523	4.495	4.466	4.419	4.385	4.331	4.230	4.112	3.808	
101-05+	4.555	4.515	4.487	4.457	4.410	4.376	4.321	4.219	4.100	3.793	
101-06	4.547	4.507	4.479	4.449	4.400	4.366	4.311	4.208	4.088	3.778	
101-06+	4.540	4.499	4.470	4.440	4.391	4.357	4.301	4.197	4.076	3.763	
101-07	4.532	4.491	4.462	4.431	4.382	4.347	4.291	4.186	4.064	3.748	
WAL	2.20	2.08	2.01	1.94	1.83	1.76	1.66	1.50	1.35	1.07	
Principal Window	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	May05 - Feb08	

LIBOR_1MO	2.920
LIBOR_6MO	3.390
LIBOR_1YR	3.78875

naa 05-ar2-prosupp-newbal - Price/Yield - I-A

Balance	**Contact Desk**	Delay	24
Coupon*	5.236	Dated	4/1/2005
Settle	**4/29/2005**	First Payment	5/25/2005

***Coupon: equals group I net wac**

RUN to earlier of balloon at the weighted average reset (month 34) / 10% call

Price	25 CPR	
101.09952	**4.451**	**Yield**
101.09952	**34.0**	**Spread**
WAL	1.83	
Principal Window	May05 - Feb08	
LIBOR_1MO	2.920	
LIBOR_6MO	3.390	
LIBOR_1YR	3.78875	

naa 05-ar2-prosupp-newbal - Price/Yield - II-A2

Balance	**Contact Desk**	Delay	24
Coupon*	5.587	Dated	4/1/2005
Settle	**4/29/2005**	First Payment	5/25/2005

***Coupon: equals group II net wac**

RUN *to earlier of* balloon at the weighted average reset (month 57) / 10% call

Price	25 CPR	
101.08051	**4.976**	**Yield**
101.08051	**78.0**	**Spread**
WAL	2.39	
Principal Window	May05 - Jan10	
LIBOR_1MO	2.920	
LIBOR_6MO	3.390	
LIBOR_1YR	3.78875	

naa 05-ar2-prosupp-newbal - Price/Yield - II-A1

Balance	**Contact Desk**	Delay	24
Coupon*	5.587	Dated	4/1/2005
Settle	**4/29/2005**	First Payment	5/25/2005

***Coupon: equals group II net wac**

RUN to earlier of balloon at the weighted average reset (month 57) / 10% call

Price	25 CPR	
101-11+	**4.844**	**Yield**
101-11+	**63.0**	**Spread**
WAL	2.39	
Principal Window	May05 - Jan10	
LIBOR_1MO	2.920	
LIBOR_6MO	3.390	
LIBOR_1YR	3.78875	